Exhibit 99.1

Invitation to the Annual General Shareholders’ Meeting 2026 On Holding AG

2 ON HOLDING AG AGM INVITATION 2025 in reflection Dear shareholders, 2025 was not just a record year for On but a stepping stone into the future. We celebrated our 15th anniversary — a milestone that reminds us we have grown far beyond our start - up days, yet our optimism, energy, and curiosity remain exactly the same. In this special year, we crossed CHF 3 billion in net sales, outpacing our most ambitious expectations while fiercely protecting our premium brand. But this milestone represents something much more human than financial success – it is a testament of a profound societal shift. The world is moving from passive consumption to the “Movement Class.” Old signifiers of status are being replaced by a desire for vitality. Health is the new wealth. Longevity is the ultimate luxury. For this ageless athlete, sportswear has shifted from utility to identity. The traditional, volume - driven sportswear model is simply not built to capture this discerning consumer. This shift has blown the market wide open for On. To lead this era, in 2025 we have accelerated across three dimensions: Relentless performance innovation. We don’t just talk about innovation, we engineer it. At our Zurich Labs, over 400 R&D experts are driving a full - stack approach to product creation. We believe we are the first to combine structural engineering with proprietary superfoams, a breakthrough that will define our upcoming footwear, including the Cloudsurfer 3. But our crown jewel is LightSpray . We are no longer building uppers; we are spraying them. After Hellen Obiri shattered a 22 - year - old record at the marathon in NYC in the LightSpray Cloudboom Strike, we are scaling. With our new robotic facility in Busan, we will increase capacity 30 - fold to bring this technology to the everyday runner with the LightSpray Cloudmonster Hyper 3. These innovation leaps allow us to dream about the opportunities that lie ahead. Co - creating culture. The Movement Class demands a brand that intersects with the Zeitgeist. From our eighth LOEWE collaboration drop validating our premium pricing power, to our deepening co - creation with Zendaya for Spring/Summer ’ 26 , the global energy is undeniable . You see it in the queues outside our retail stores. Tokyo Ginza and Seoul jumped straight into our top 10 global stores in mere months. When you intersect pinnacle innovation with cultural relevance, the commercial results are extraordinary. A complete sportswear house . Footwear is our anchor, but our apparel business surged by 76% at constant currency this year. The ultimate proof of this multi - category power is on the court. Highly visible spectator sports are massive catalysts for everyday style. Fueled by champions like Wimbledon winner Iga Swiatek, Ben Shelton, and the youngest World No. 1 in padel history, Arturo Coello, we are redefining courtside cool for a new generation. Wherever sport and culture collide, On is there. A brand built for decades relies on an unwavering culture and the people who breathe life into it. To mark our 15th anniversary, we brought our entire global team together for a festival of movement. It was a magical moment to celebrate our shared journey and, more importantly, to collectively dream up our next bold chapter: our next growth plan. Looking around at the immense talent and energy of our team, we have never felt more inspired. As we lock our sights on this next expansion, we share our immense gratitude with Martin Hoffmann . After 13 incredible years of service — including five as our CEO post - IPO — Martin has decided to take a well - deserved break and will be deeply missed. Thank you, Martin! To lead our next phase of strong, premium growth, we, Caspar and David, are assuming the role of Co - CEOs as founders. Alongside On’s newly promoted COO & President Scott Maguire, new CFO Frank Sluis, and our senior leadership, we are unifying strategic vision, speed and execution discipline to protect On’s entrepreneurial spirit for the next growth phase. We are leaning forward from our strongest - ever position, but we know we can only build this future with the support of our shareholders. Thank you for your belief in our dream and for the trust that empowers us to build the most premium global sports brand — one designed to endure and inspire for decades to come. Dream On. Caspar, David and Olivier The On Founders

ON HOLDING AG AGM INVITATION Dear shareholders, We cordially invite you to this year’s Annual General Shareholders’ Meeting (“AGM”) of On Holding AG (the “Company”), as follows: Date and Time: Thursday, 28 May 2026 at 2:00 p.m. CEST / 8:00 a.m. EDT Location: The AGM will be held virtually at gvmanager - live.ch/on . Participation in the AGM: Prior registration is required to participate in the virtual AGM . Please carefully review the organizational information starting on page 10 of this invitation . Best regards, David Allemann & Caspar Coppetti on behalf of the Board of Directors 3

ON HOLDING AG AGM INVITATION Agenda and motions of the board of directors AGENDA AND MOTIONS OF THE BOARD OF DIRECTORS 1. Acknowledgement of the Annual Report and the Audit Reports and Approval of the Management Report, the Annual Consolidated Financial Statements of On Holding AG and the Annual Financial Statements of On Holding AG for 2025 Motion: The Board of Directors proposes to take note of the Annual Report and the Audit Reports and to approve the Management Report, the Annual Consolidated Financial Statements of On Holding AG and the Annual Financial Statements of On Holding AG for 2025. Explanations: The Annual Report for 2025, including the Audit Reports, the Management Report, the Annual Consolidated Financial Statements of On Holding AG and the Annual Financial Statements of On Holding AG, are available at i nvestors.on.com/ financials - and - filings . In its Audit Reports, PricewaterhouseCoopers AG, the statutory auditors of On Holding AG, confirmed the Annual Consolidated Financial Statements of On Holding AG and the Annual Financial Statements of On Holding AG without reservations, and accordingly, the Board of Directors proposes their approval. 4 2. Appropriation of 2025 Financial Results Motion: The Board of Directors proposes to appropriate the retained earnings of On Holding AG as follows: Profit carried forward from Explanations: According to Art. 698 para. 2 no. 4 CO and the Articles of Association of On Holding AG, the General Meeting of Shareholders is responsible for passing resolutions on the appropriation of the financial results. 3. Approval of the Report on Non - Financial Matters 2025 Motion: The Board of Directors proposes to approve the report on non - financial matters of On Holding AG for 2025. The vote encompasses the information presented in the the financial year 2024 Loss for the financial year 2025 Profit carried forward CHF 99,448,967 (CHF 67,943,990) CHF 31,504,977 table in appendix 5 of On’s Impact Progress Report 2025. Explanations: In accordance with Art. 964a et seqq. CO, On Holding AG provides a report on non - financial matters for the financial year 2025. It provides information on its concepts and measures with regard to environmental matters, in particular the CO2 goals, social matters, employee - related matters, respect for human rights and combating corruption. The Board of Directors holds that On Holding AG’s report on non - financial matters has been established in accordance with the reporting requirements under Art. 964a et seqq. CO and, has, therefore, been approved by the Board of Directors. The report will be made available at investors.on.com/governance .

ON HOLDING AG AGM INVITATION AGENDA AND MOTIONS OF THE BOARD OF DIRECTORS 4. Discharge of the Members of the Board of Directors and of the Executive Officers Motion: The Board of Directors proposes that the members of the Board of Directors and the Executive Officers 1 be discharged from liability for the financial year 2025. Explanations: With the discharge of the members of the Board of Directors and the Executive Officers, On Holding AG as well as the approving shareholders declare that they will no longer hold accountable those responsible for events from the past financial year that were brought to the attention of the shareholders. On Holding AG is not aware of any facts that would preclude the full discharge of the members of the Board of Directors and the Executive Officers for the financial year 2025. 5. Re - Election of Alex Pérez as Proposed Representative of the Holders of Class A Shares on the Board of Directors Motion: The Board of Directors proposes to the holders of Class A Shares to re - elect Alex Pérez as representative of the holders of Class A Shares on the Board of Directors for a term of office of one year (until completion of the next AGM in 2027). Explanations: Art. 13 of the Articles of Association grants the holders of Class A Shares the right to be represented on the Board of Directors in accordance with Art. 709 CO. Hence, the AGM is suspended for the separate meeting of the holders of Class A Shares to appoint their candidate for their representation on the Board of Directors. 1. The Executive Officers during the financial year 2025 were (i) On’s Co - Founders and Executive Co - Chairmen, David Allemann and Caspar Coppetti, (ii) Co - Founder and Executive Director Olivier Bernhard, (iii) CEO and CFO, Martin Hoffmann (Co - CEO until 31.3.2025 and CEO as of 1.4.2025), and, until 31.3.2025, (iv) Co - CEO, Marc Maurer. Only holders of Class A Shares are entitled to vote at this separate meeting. Alex Pérez has been determined by the Board of Directors to meet the independence requirements of Rule 10A - 3 of the Securities Exchange Act of 1934, as amended. 6. Re - Elections of the Members of the Board of Directors Motion: The Board of Directors proposes the re - election of the below members of the Board of Directors, each for a term of office of one year (until completion of the next AGM in 2027), as follows: 1. Re - Election of David Allemann 2. Re - Election of Amy Banse 3. Re - Election of Olivier Bernhard 4. Re - Election of Caspar Coppetti 5. Re - Election of Dennis Durkin 6. Re - Election of Helena Helmersson 7. Re - Election of Laura Miele 8. Re - Election of Alex Pérez Explanations: Since the term of office of the existing members of the Board of Directors ends at the completion of the 2026 AGM, they each must be re - elected by the AGM. David Allemann has been a member of the Board of Directors since 2012, Amy Banse since 2021, Olivier Bernhard since 2013, Caspar Coppetti since 2012, Dennis Durkin since 2022, Helena Helmersson since 2025, Laura Miele since 2024 and Alex Pérez since 2016. Amy Banse, Dennis Durkin, Helena Helmersson, Laura Miele and Alex Pérez have been determined by the Board of Directors to be independent as they have no material relationship with the Company that would interfere with their exercise of independent judgment in carrying out the responsibilities of a member of the Board of Directors. Dennis Durkin, Laura Miele and Alex Pérez have been determined by the Board of Directors to meet the independence requirements of Rule 10A - 3 of the Securities Exchange Act of 1934, as amended. Dennis Durkin, as chair, Laura Miele and Alex Pérez will further continue to serve as members of the Audit Committee. Information on the professional background of the members of the Board of Directors standing for re - election can be found at investors.on.com/governance . 7. Re - Elections of the Co - Chairmen of the Board of Directors 1. Re - Election of David Allemann as Co - Chairman of the Board of Directors Motion: The Board of Directors proposes to re - elect David Allemann as Co - Chairman of the Board of Directors for a term of office of one year (until completion of the next AGM in 2027). Explanations: The term of office of David Allemann as Co - Chairman expires at the end of the 2026 AGM. David Allemann is one of the Co - Founders of On and has been a member of the Board of Directors since 2012. He has been serving as its Chairman since the beginning of 2020 and as its Co - Chairman since 2021. The office of Co - Chairman of the Board of Directors requires not only the necessary professional and personal qualities and experience, but also a high level of commitment and availability, all of which David Allemann has demonstrated in his role to date. The Board of Directors thus wishes for him to continue to exercise this function. 5

ON HOLDING AG AGM INVITATION AGENDA AND MOTIONS OF THE BOARD OF DIRECTORS 7.2. Re - Election of Caspar Coppetti as Co - Chairman of the Board of Directors Motion: The Board of Directors proposes to re - elect Caspar Coppetti as Co - Chairman of the Board of Directors for a term of office of one year (until completion of the next AGM in 2027). Explanations: The term of office of Caspar Coppetti as Co - Chairman expires at the end of the 2026 AGM. Caspar Coppetti is one of the Co - Founders of On and was On Holding AG’s Chairman from 2012 – 2013 and 2018 – 2021. He has served as its Co - Chairman since 2021. The office of Co - Chairman of the Board of Directors requires not only the necessary professional and personal qualities and experience, but also a high level of commitment and availability, all of which Caspar Coppetti has demonstrated in his role to date. The Board of Directors thus wishes for him to continue to exercise this function. 8. Re - Elections of the Members of the Nomination and Compensation Committee Motion: The Board of Directors proposes the re - election of the following individuals to the Nomination and Compensation Committee, each for a term of office of one year (until completion of the next AGM in 2027): 1. Re - Election of Amy Banse 2. Re - Election of Helena Helmersson 3. Re - Election of Alex Pérez Explanations: The term of office of the current Nomination and Compensation Committee members expires at the end of the 2026 AGM. The Board of Directors considers the work of the Nomination and Compensation Committee in its current composition to be positive and wishes to maintain the well - established team, which is familiar with the demanding subject matter. Amy Banse, Helena Helmersson and Alex Pérez, valued members since 2022, 2025 and 2021, respectively, will stand for re - election. The Board of Directors has determined that Amy Banse, Helena Helmersson and Alex Pérez are all independent as they each have no material relationship with the Company that would interfere with their exercise of independent judgment in carrying out the responsibilities of a member of this committee, thus ensuring robust and unbiased oversight of the Company’s executive compensation and governance practices. 9. Re - Election of the Independent Proxy Representative Motion: The Board of Directors proposes to re - elect Anwaltskanzlei Keller AG (CHE - 194.206.696), Splügenstrasse 8, 8002 Zurich, Switzerland, as Independent Proxy Representative for a term of office of one year (until completion of the next AGM in 2027). Explanations: The term of office of Anwaltskanzlei Keller AG as Independent Proxy Representative expires at the end of the 2026 AGM. Anwaltskanzlei Keller AG has confirmed to the Board of Directors that it has the independence required to act as Independent Proxy Representative. The Board of Directors wishes to maintain the well - established collaboration. 10. Re - Election of Statutory Auditors Motion: The Board of Directors proposes to re - elect PricewaterhouseCoopers AG (CHE - 106.839.438), in Zurich, as statutory auditors of On Holding AG for a term of office of one year (until the AGM in 2027). 6

7 AGENDA AND MOTIONS OF THE BOARD OF DIRECTORS Explanations: The term of office of PricewaterhouseCoopers AG as statutory auditors of On Holding AG expires at the end of the 2026 AGM. PricewaterhouseCoopers AG have been the statutory auditors of On Holding AG since 2021 and confirmed to the Board of Directors that they have the independence required to act as its statutory auditors. 11. Compensation Report; Approval of the Compensation of the Board of Directors and the Executive Officers 1. Consultative Vote on the 2025 Compensation Report Motion : The Board of Directors proposes that the AGM takes note of and endorses the 2025 Compensation Report in a consultative vote . Explanations: The vote on the 2025 Compensation Report is on a non - binding, consultative basis. The 2025 Compensation Report provides an overview of the remuneration principles and programs applicable to the Board of Directors and the Executive Officers, as well as details related to their remuneration for the 2025 financial year. The 2025 Compensation Report can be found at investors.on.com/governance . 2. Approval of the Maximum Aggregate Compensation for the Non - Executive Members of the Board of Directors for the Period between this AGM and the next AGM to be held in 2027 Motion: The Board of Directors proposes to approve the maximum aggregate compensation of CHF 2,000,000 for the non - executive members of the Board of Directors (the executive members of the Board of Directors are exclusively compensated in their functions as Executive Officers) for the period between this AGM and the next AGM to be held in 2027. The proposed maximum aggregate amount is calculated on the basis of a full term of office of one year and will be paid out on a pro - rata basis. Explanations: The proposed maximum aggregate compensation is based on external benchmarks and defines the maximum aggregate compensation for the non - executive members of the Board of Directors. The compensation for non - executive members of the Board of Directors consists of an annual base fee and an additional compensation for duties pursued in the committees of the Board of Directors. Further details are outlined in our 2025 Compensation Report. 11.3. Approval of a Supplementary Amount for the Compensation of the Executive Officers for the Financial Year 2025 Motion: The Board of Directors proposes that the General Meeting approves a supplementary amount of CHF 1,329,687 for the compensation of the Executive Officers for the financial year 2025, in addition to the maximum aggregate amount of CHF 26 million already approved by the AGM on 23 May 2024. Explanations: According to Article 22 of the Articles of Association, the General Meeting approves the maximum aggregate compensation for the Executive Officers on a prospective basis. This supplementary amount reflects a leadership transition leading to increased responsibilities that took place during the 2025 fiscal year. Effective 1 April 2025, the Company moved from a Co - CEO model to a single CEO structure following the transition out of On of Marc Maurer as Co - CEO. Martin Hoffmann, previously serving as Co - CEO ON HOLDING AG AGM INVITATION

ON HOLDING AG AGM INVITATION AGENDA AND MOTIONS OF THE BOARD OF DIRECTORS alongside Mr. Maurer assumed the increased responsibilities as sole CEO for the remainder of the financial year 2025. To appropriately reflect the scope of this increased responsibility, Mr. Hoffmann received a one - time RSU grant in the amount of CHF 5 million, resulting in total Executive Officer compensation exceeding the maximum aggregate amount of CHF 26 million approved at the AGM on 23 May 2024 by CHF 1,329,687. The request for a supplementary amount is driven by two key factors, which are primarily technical in nature and do not reflect a change in the Company’s compensation philosophy: (i) Treatment of Forfeited Equity: The reported aggregate compensation includes the full accounting value of an incentive grant made to the Executive Officers in 2025, including to the Co - CEO who acted in this capacity only until 31 March 2025. However, a significant portion of his grant (CHF 2,446,875) was forfeited due to his termination and will never vest. Excluding the value of this forfeited portion, the total executive compensation would have been CHF 24,878,308, falling within the shareholder - approved limit of CHF 26 million. (ii) Additionally, a substantial portion of the social security contributions paid in 2025 was not related to current - year performance. Specifically, CHF 5.01 million of this amount was triggered by the combination of vested PSUs in 2025 that were granted in 2023 and the exercise of stock options granted as a long - term incentive in 2021 and 2022. This is a direct result of the successful appreciation of our equity and reflects the value created for all shareholders since that time. 11.4. Approval of the Maximum Aggregate Compensation for the Executive Officers for the Financial Year 2027 Motion: The Board of Directors proposes to approve the maximum aggregate compensation of CHF 30,000,000 (plus legally required employer contributions to social security systems from the vesting and exercising of previously granted equity awards) for the Executive Officers (including, where applicable, for their activities as executive members of the Board of Directors) for the financial year 2027. Explanations: The maximum aggregate compensation amount for the Executive Officers comprises fixed and variable compensation elements and is based on external benchmarks and follows a formal analysis conducted by On’s Nomination and Compensation Committee. The proposed amount reflects the insights of this analysis, including the executive pay levels and practices in the defined peer group, as well as market changes. The maximum aggregate compensation amount also supports the Company’s strategic shift towards a long - term compensation model, aligning executive interests with sustained shareholder value. Further details are outlined in our 2025 Compensation Report. The maximum aggregate compensation amount considers the value of the awards granted to the Executive Officers as part of their variable compensation at the grant date. The final value received by the Executive Officers in shares at the end of the applicable vesting periods may differ from the grant value. The approach for determining grant values remains consistent with prior years. Further details are outlined in our 2025 Compensation Report. The maximum aggregate compensation amount stated is gross, including the estimated amount of legally required employer contributions at current rates payable by the Company to social security systems for equity awarded in 2027. It further excludes any social security contributions payable by the employer on equity - related income as a result of the vesting of previously granted PSUs and the exercise of previously awarded stock options. These excluded employer - paid contributions to social security systems are not considered compensation. 8

9 ON HOLDING AG AGM INVITATION AGENDA AND MOTIONS OF THE BOARD OF DIRECTORS 12. Conversion of Class B Shares to Class A Shares / Amendment of the Article 3, Article 3b and Article 3c of the Articles of Association Motion: The Board of Directors proposes to convert 16,250,000 Class B Shares into 1,625,000 Class A Shares. To effect this, article. 3 and, related to the conversion, article 3b and article 3c of the articles of association shall be amended as follows (changes underlined), whereby these changes to the articles of association shall become effective upon entry with the commercial register (entry in the journal). Explanations: In connection with the exit of On’s CEO, Martin Hoffmann, on 23 March 2026, the Company and the Class B shareholders amended the shareholders’ agreement dated 6 September 2021 to convert 100% of Mr. Hoffmann’s Class B Shares into Class A Shares. The proposed conversion requires an amendment to the articles of association to be resolved by the AGM. The conversion will not affect the remaining Class B Shares. The resulting amendments to articles 3, 3b and 3c of the articles of association as set out above are necessary, and accordingly, the Board of Directors proposes their approval. “ARTIKEL 3 – AKTIENKAPITAL UND AKTIEN Das Aktienkapital beträgt CHF 34’097’129.20 und ist eingeteilt in 308’472’124 Namenaktien mit einem Nennwert von je CHF 0.10 (die “ Klasse A Aktien ”) und in 324’991’680 Namenaktien mit einem Nennwert von je CHF 0.01 (Stimmrechtsaktien) (die “ Klasse B Aktien ”). Das Aktienkapital ist zu 100 % liberiert. ARTIKEL 3B – KAPITALBAND FÜR KLASSE A AKTIEN Die Gesellschaft verfügt über ein Kapitalband für Klasse A Aktien zwischen CHF 28’347’212.40 (untere Grenze) und CHF 33’347’212.40 (obere Grenze). Der Verwaltungsrat ist im Rahmen des Kapitalbands für Klasse A Aktien ermächtigt, bis zum 25. Mai 2028 oder bis zu einem früheren Dahinfallen des Kapitalbands für Klasse A Aktien das Aktienkapital einmal oder mehrmals und in beliebigen Beträgen zu erhöhen oder herabzusetzen. Die Kapitalerhöhung oder - herabsetzung kann durch Ausgabe von bis zu 25’000’000 voll zu liberierenden Namenaktien mit einem Nennwert von je CHF 0.10 (Klasse A Aktien) bzw. Vernichtung von bis zu 25’000’000 Namenaktien mit einem Nennwert von je CHF 0.10 (Klasse A Aktien) oder durch eine Erhöhung bzw. Herabsetzung der Nennwerte der bestehenden Namenaktien im Rahmen des Kapitalbands oder durch gleichzeitige Herabsetzung und Wiedererhöhung erfolgen. [Abs. 2 - 6 unverändert] ARTIKEL 3C – KAPITALBAND FÜR KLASSE B AKTIEN Die Gesellschaft verfügt über ein Kapitalband für Klasse B Aktien zwischen CHF 3’186’666.80 (untere Grenze) und CHF 3’344’791.80 (obere Grenze). Der Verwaltungsrat ist im Rahmen des Kapitalbands für Klasse B Aktien ermächtigt, bis zum 25. Mai 2028 oder bis zu einem früheren Dahinfallen des Kapitalbands für Klasse B Aktien das Aktienkapital einmal oder mehrmals und in beliebigen Beträgen zu erhöhen. Die Kapitalerhöhung kann durch Ausgabe von bis zu 9’487’500 voll zu liberierenden Namenaktien mit einem Nennwert von je CHF 0.01 (Stimmrechtsaktien) (Klasse B Aktien) oder durch eine Erhöhung der Nennwerte der bestehenden Namenaktien im Rahmen des Kapitalbands erfolgen. [Abs. 2 - 5 unverändert]” “ARTICLE 3 – SHARE CAPITAL AND SHARES The share capital amounts to CHF 34,097,129.20 and is divided into 308,472,124 registered shares with a nominal value of CHF 0.10 each (the “ Class A Shares ”) and in 324,991,680 registered shares with a nominal value of CHF 0.01 each (voting right shares) (the “ Class B Shares ”). The share capital is paid in at 100%. ARTICLE 3B – CAPITAL BAND FOR CLASS A SHARES The Company has a capital band for Class A Shares between CHF 28,347,212.40 (lower limit) and CHF 33,347,212.40 (upper limit). Within the capital band for Class A Shares, the board of directors is authorized to increase or reduce the share capital once or several times and in any amounts until May 25, 2028, or until an earlier expiry of the capital band for Class A Shares. The capital increase or reduction may be effected by issuing up to 25,000,000 fully paid registered shares with a par value of CHF 0.10 each (Class A Shares) or by cancelling up to 25,000,000 registered shares with a par value of CHF 0.10 each (Class A Shares) or by increasing or reducing the par value of the existing registered shares within the capital band or by a combined capital reduction and capital increase. [para. 2 - 6 unchanged] ARTICLE 3C – CAPITAL BAND FOR CLASS B SHARES The Company has a capital band for Class B Shares between CHF 3,186,666.80 (lower limit) and CHF 3,344,791.80 (upper limit). Within the capital band for Class B Shares, the board of directors is authorized to increase the share capital once or several times and in any amounts until May 25, 2028 or until an earlier expiry of the capital band for Class B Shares. The capital increase may be effected by issuing up to 9,487,500 fully paid registered shares with a par value of CHF 0.01 each (voting right shares) (Class B Shares) or by increasing the par value of the existing registered shares within the capital band. [para. 2 - 5 unchanged]”

10 ON HOLDING AG AGM INVITATION Organizational information Virtual meeting To make the meeting more accessible and reduce our environmental footprint, this year’s Annual General Meeting (AGM) will again be held virtually. The steps required to vote in advance or attend the virtual AGM and vote during the meeting depend on how your shares are held. Please first check whether you are a Street Name Holder or a Record Holder (explained below), and then follow the relevant instructions. Eligibility to vote You are eligible to attend and vote at the AGM if you were a registered shareholder on 13 April 2026 at 5:00 p.m. EDT / 11:00 p.m. CEST (the Record Date) . Your shares must be recorded in the share register maintained by our transfer agent, Computershare Trust Company N.A (Computershare). Only shares held on the Record Date are eligible for voting or attendance at the AGM. Shares bought after that date cannot be voted at this meeting. You may vote your shares in one of two ways: 1. Vote in advance (without attending): Provide voting instructions before the meeting to the independent proxy representative. 2. Vote during the AGM: Join the virtual meeting and vote electronically during the live event. Instructions for both options are provided hereinafter. Shareholder types Shareholders hold their shares in one of two ways. The registration and voting process differs depending on your status. Street Name Holders Most shareholders hold their shares through a bank, broker, or other financial institution. In this case, you are considered the beneficial owner of the shares and are referred to as a Street Name Holder. → Please refer to the instructions for Street Name Holders on page 11. Record Holders A small number of shareholders have their shares registered directly in their own name with our transfer agent, Computershare. These shareholders are referred to as Record Holders. → Please refer to the instructions for Record Holders on page 12. Record of the resolutions A record of the resolutions taken at the AGM will be published on investors.on.com following the meeting. ORGANIZATIONAL INFORMATION

11 ON HOLDING AG AGM INVITATION VOTING AND REGISTRATION INSTRUCTIONS – STREET NAME HOLDERS V o tin g and registration instructions — Street Name Holders The following instructions apply to Street Name Holders (see definition on page 10). Voting without attending the AGM Street Name Holders who prefer to vote in advance may appoint the independent proxy representative, Anwaltskanzlei Keller AG (Splügenstrasse 8, 8002 Zurich, Switzerland). The independent proxy will attend the AGM and vote on behalf of shareholders who provide valid voting instructions. Street Name Holders will receive a proxy card by mail , including a link to proxyvote.com , where voting instructions can be submitted online. If your broker or bank does not support voting via proxyvote.com, please contact your broker, bank, or their designated agent directly and follow their instructions. Voting instructions must be submitted no later than Thursday, 21 May 2026 at 11 : 59 p . m . EDT / Friday, 22 May 2026 at 05 : 59 a . m . CEST . Attending and voting at the virtual AGM Street Name Holders who prefer to vote in Eligible Street Name Holders who wish to attend and vote during the virtual AGM must complete the following steps. Step 1: Obtain a signed legal proxy To attend the AGM, you must first obtain a signed legal proxy from your broker, bank, nominee, or other custodian authorizing you to vote your shares at the meeting. Each brokerage firm or bank has its own process for issuing a legal proxy. Please contact them directly for instructions. For many international brokers, the legal proxy can also be requested through proxyvote.com using your control number. Street Name Holders cannot attend or vote at the AGM without a signed legal proxy, so we recommend requesting this document as early as possible. Step 2: Request a personal access code Once you have obtained the signed legal proxy, please request your personal access code for the virtual meeting platform. Send the following documents by e - mail to on@devigus.com : — a copy of the signed legal proxy, — a copy of a government - issued ID (representatives of institutional shareholders must additionally provide a signed proxy or authorization specific to this meeting), — proof of share ownership at the Record Date (13 April 2026). These documents must be submitted by e - mail no later than Thursday, 21 May 2026 at 11 : 59 p . m . EDT / Friday, 22 May 2026 at 05 : 59 a . m . CEST . After the documents have been verified, your personal access code will be sent to you by e - mail . Step 3 : Register on the meeting platform After receiving your personal access code, you must register on the virtual meeting platform . To register: — open the link provided together with your access code, or — log in at gvmanager - live.ch/on using your personal access code. You will be asked to create an account using your e - mail address and your telephone number. Registration must be completed no later than Tuesday, 26 May 2026 at 5:59 p.m. EDT / 11:59 p.m. CEST. We recommend registering promptly after receiving your access code. Registration after the deadline may not guarantee access to the AGM. For technical assistance during registration, please refer to the Frequently Asked Questions section of this invitation. Additional information about participating in the virtual AGM can be found in the section “ Attending and participating in the virtual AGM ” starting on page 13.

12 ON HOLDING AG AGM INVITATION VOTING AND REGISTRATION INSTRUCTIONS – RECORD HOLDERS V o tin g and registration instructions — Record Holders The following instructions apply to Record Holders (see definition on page 10. Voting without attending the AGM Record Holders who prefer to vote in advance may appoint the independent proxy representative, Anwaltskanzlei Keller AG (Splügenstrasse 8, 8002 Zurich, Switzerland). The independent proxy will attend the AGM and vote on behalf of shareholders who provide valid voting instructions. Record Holders will receive their notice of the AGM directly from Computershare . This notice includes access details for the portal investorvote.com/onon , where voting instructions can be submitted electronically. Alternatively, Record Holders may vote by mail using a proxy card. Instructions for requesting a proxy card are included in the notice. Completed proxy cards should be returned to: Computershare PO Box 43101 Providence, RI 02940 USA Electronic voting instructions and proxy cards must be received by Thursday, 21 May 2026 at 11:59 p.m. EDT / Friday, 22 May 2026 at 05:59 a.m. CEST. Once received by Computershare, voting instructions are final and cannot be changed. If both electronic and written instructions are submitted, the electronic submission will prevail. Attending and voting at the virtual AGM Eligible Record Holders who wish to attend and vote during the virtual AGM must complete the following steps. Step 1: Request a personal access code Record Holders may request a personal access code by e - mailing the following documents to on@devigus.com : — a copy of the AGM notice received from Computershare, — a copy of a government - issued ID (shareholders representing an entity must also provide a signed authorization from the company, specifically allowing the representative to grant proxy to the individual attending the AGM). These documents must be submitted no later than Thursday, 21 May 2026 at 11:59 p.m. EDT / Friday, 22 May 2026 at 05:59 a.m. CEST. After verification, your personal access code will be sent by e - mail. Step 2: Register on the meeting platform After receiving your personal access code, you must register on the virtual meeting platform. To register: — use the link provided with your access code, or — log in at gvmanager - live.ch/on using your access code. You will be asked to create an account using your e - mail address and telephone number. Registration must be completed no later than Tuesday, 26 May 2026 at 5:59 p.m. EDT / 11:59 p.m. CEST. For assistance during registration, please refer to the Frequently Asked Questions section of this invitation . Additional information about attending and participating in the AGM is provided in the section “ Attending and participating in the virtual AGM ” starting on page 13.

13 ON HOLDING AG AGM INVITATION ATTENDING AND PARTICIPATING IN THE VIRTUAL AGM Attending and participating in the virtual AGM Only shareholders who have completed the registration process described above will be admitted to the virtual AGM. After registering, we recommend logging into the platform at least once before the meeting to ensure your access works properly. Logging into the virtual AGM Record Holders who prefer to vote in On the day of the meeting, log in at gvmanager - live.ch/on . Use the e - mail address you used during registration. You will receive a verification code by e - mail. After entering the code, select “confirm” and then “enter online AGM.” Access to the platform opens 60 minutes before the meeting begins, and shareholders may join at any time during the event. Requests to speak at the AGM Shareholders may request to speak or ask questions regarding specific agenda items. To ensure a smooth process, we recommend pre - registering your request to speak or your questions before the AGM begins. To do so: 1. Log in to gvmanager - live.ch/on using your registered e - mail 2. Select “register request to speak” 3. Indicate the relevant agenda item and provide a brief summary of your question or remarks Requests to speak may also be submitted during the meeting. However, spontaneous requests require a live identity verification process and may take several minutes. All speakers must complete an identity verification process using a government - issued ID. Shareholders representing an entity must also present a signed authorization from the company allowing the representative to grant proxy to the attendee. To speak during the AGM, you must use a device with working audio and video capabilities so that you ca n be clearly seen and heard . Appointing a third - party representative Shareholders may appoint another person to represent them at the AGM. To do so, request a personal access code for your representative at gvmanager - live.ch/on by selecting “grant third party proxy.” You will need to provide the representative’s: — Full name — E - mail address — Phone number The representative will then receive their own access code and can register their profile on the platform. Contact For questions regarding attendance, speaking, or voting, please contact: Investor Relations, investorrelations@on.com On Holding AG reserves the right to deny admission to the AGM if the required documentation (such as identification or proof of eligibility) cannot be provided.

14 ON HOLDING AG AGM INVITATION FREQUENTLY ASKED QUESTIONS Frequently Asked Questions regarding the virtual AGM Can I vote my shares without attending the virtual AGM? Yes. Shareholders may vote their shares in advance without attending the AGM. Please refer to the section “Voting without attendance” under the instructions for your shareholder type (see definitions on page 10) for details on how to submit your voting instructions. Can I vote my shares while attending the virtual AGM? Yes. Shareholders who have not voted in advance - or who wish to change their vote - may vote electronically during the AGM, provided they have registered for the meeting and received a personal access code. Please note that attending the AGM may invalidate previously submitted voting instructions. — Street Name Holders: Requesting a legal proxy to attend the AGM automatically cancels any votes previously submitted through your broker or bank. You may then vote only during the live meeting. — Record Holders: If you request an access code to attend the AGM, you must vote during the meeting. If you do not attend, any prior voting instructions will not be considered. During the meeting, a voting window will appear for each agenda item with the options “Yes,” “No,” or “Abstain.” You may change your selection while the voting window remains open. If no selection is made before the window closes, your vote will be recorded as an abstention. If you leave the platform during the meeting, you will no longer be considered present and your shares will not be counted for subsequent votes unless you log in again. For details on how to register for the meeting, please refer to the registration for attendance sections on page 11 (Street Name Holders) or page 12 (Record Holders) . Can I attend the virtual AGM using my individual shareholder number from Computershare (for Record Holders) or my broker or bank (for Street Name Holders)? No. Access to the virtual AGM requires a personal access code issued by our virtual meeting platform provider Devigus. Shareholder numbers provided by Computershare, brokers, or banks cannot be used to log in to the meeting platform. For instructions on how to obtain your access code, please refer to the registration for attendance section on page 13. Please note that once you receive your access code, you must complete your platform registration no later than Tuesday, 26 May 2026 at 5:59 p.m. EDT / 11:59 p.m. CEST. How can I obtain my personal access code to attend the virtual AGM? To receive your personal access code, please e - mail on@devigus.com and provide the required documentation based on your shareholder type. Street Name Holders — A copy of the signed legal proxy issued by your broker, bank, nominee, or custodian, — A copy of a government - issued ID (representatives of institutional shareholders must additionally provide a signed proxy or authorization specific to this meeting), — Proof of share ownership at the Record Date ( 13 April 2026 ), which can be, for example, an account statement or confirmation from your broker or bank . Record Holders — A copy of your AGM notice issued directly to you by Computershare, — A copy of a government - issued ID (representatives of institutional shareholders must additionally provide a signed proxy or authorization specific to this meeting). For more details, please refer to the registration for attendance sections for your shareholder type. Are there any deadlines for receiving the personal access code from Devigus and registering for the AGM? Yes. Requests for a personal access code must be received by: Thursday, 21 May 2026 at 11:59 p.m. EDT / Friday, 22 May 5:59 a.m. CEST. After receiving your code, you must register your profile on the platform at gvmanager - live. ch/on by: Tuesday, 26 May 2026 at 5:59 p.m. EDT / 11:59 p.m. CEST. We recommend completing these steps as early as possible.

ON HOLDING AG AGM INVITATION FREQUENTLY ASKED QUESTIONS How can I ask questions and speak at the virtual AGM? Shareholders may ask questions or request to speak regarding specific agenda items. To do so, you must complete a virtual identity verification by presenting a government - issued ID. Shareholders representing an entity must also provide a signed authorization from the company allowing the representative to grant proxy to the attendee. Participation is not permitted without confirmed identity and valid authorization. How to register to speak: — Pre - registration ( recommended ): Before the AGM begins, log in to ( gvmanager - live.ch/ on ) using your registered e - mail address and select “register request to speak”. Please indicate the relevant agenda item and provide a short summary of your remarks or question. — During the AGM: You may also click “request to speak” during the meeting. Please note that spontaneous requests require a live identity verification process and may take several minutes. To speak during the meeting, you must use a device with working audio and video capabilities so that you can be clearly seen and heard. To ensure an efficient meeting, questions must relate to specific agenda items. Similar questions may be grouped together. When can I access the virtual AGM and who should I contact for technical support? You may access the virtual meeting platform beginning at 1:00 p.m. CEST on 28 May 2026. The meeting will begin at 2:00 p.m. CEST . We recommend logging in before the meeting starts to confirm that your internet connection, browser, and audio are functioning properly . If you experience technical issues accessing the meeting or during the meeting, please contact technical support at : + 41 (0) 41 798 48 00 . Technical support is available during Swiss office hours ( 9:00 a.m. – 5:00 p.m. CEST ) in the days leading up to the meeting. If technical issues occur during the meeting, updates will be posted on investors.on.com , including information on when the meeting will resume. In some cases, the meeting may pause temporarily while participants are asked to log out and reconnect. For additional platform support, please consult gvmanager - live.ch or contact Devigus at info@gvmanager - live.ch . Availability of materials This invitation, including explanations of the agenda items, is available at investors.on.com . The Annual Report for the fiscal year 2025 - including the Management Report, Annual Financial Statements, Consolidated Financial Statements, Compensation Report, and the Auditors’ Reports - as well as the report on non - financial matters, are also available electronically at investors.on.com . Contact On Holding AG Förrlibuckstrasse 190 8005 Zurich Switzerland Investor Relations Liv Radlinger investorrelations@on.com 15

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